

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2019

Daniel Sobolewski
Interim Chief Executive Officer
MOJO DATA SOLUTIONS, INC.
224 Datura Street, Suite 1015
West Palm Beach, Florida 33401

> **Re: MOJO DATA SOLUTIONS, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed September 6, 2018**
> **File No. 333-175003**

Dear Mr. Sobolewski:

We issued comments on the above captioned filing on December 27, 2018. On January 30, 2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products